SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           LNR PROPERTY CORPORATION
-------------------------------------------------------------------------------
                               (Name of issuer)


                             CLASS B COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of class of securities)


                               501940209
-------------------------------------------------------------------------------
                                (CUSIP number)


       LEONARD MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                               OCTOBER 31, 1997
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.


           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 8 Pages)

NH1742.1

CUSIP NO.  501940209                    13D                  PAGE 2 OF 8 PAGES




           1           NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    LMM Family Partnership, L.P.
           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)
<square>

                                                                                                       (b)
<checked-box>
           3           SEC USE ONLY

           4           SOURCE OF FUNDS*
                              00
           5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
<square>

           6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

    NUMBER OF SHARES              7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY                            5,500,000
  EACH REPORTING PERSON
          WITH
                                  8         SHARED VOTING POWER
                                                   0
                                  9         SOLE DISPOSITIVE POWER
                                                   5,500,000
                                 10         SHARED DISPOSITIVE POWER
                                                   0

          11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,500,000
          12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
<square>
          13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       15.25% of Common Stock
          14           TYPE OF REPORTING PERSON*
                              PN

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  501940209                    13D              PAGE 3 OF 8 PAGES




ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock of LNR Property Corporation ("Common Stock"). The executive offices of LNR Property Corporation ("LNR") are located at 760 Northwest 107th Avenue, Miami, Florida 33172.

ITEM 2.   IDENTITY AND BACKGROUND.

LMM Family Partnership, L.P.

     The person filing this Statement is LMM Family Partnership, L.P. (the "Partnership"), a Delaware limited partnership, which holds stock for investment purposes. The Partnership's principal offices are located at 700 Northwest 107th Avenue, Miami, Florida 33172.

     The Partnership has not been convicted in a criminal proceeding in the last five years.

     The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.


LMM Family Corp.

     LMM Family Corp. (the "Corporation"), a Delaware corporation, is the general partner of the Partnership. The Corporation's principal offices are located at 700 Northwest 107th Avenue, Miami, Florida 33172.

     The Corporation has not been convicted in a criminal proceeding in the last five years.

     The Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

CUSIP NO.  501940209                    13D               PAGE 4 OF 8 PAGES


Leonard Miller

     Leonard Miller is the sole shareholder and chief executive officer of the Corporation, the general partner of the Partnership. Mr. Miller's business address is 700 Northwest 107th Avenue, Miami, Florida 33172. His principal occupation is as Chairman of the Board of Lennar Corporation at 700 Northwest 107th Avenue Miami, Florida 33172.

     Leonard Miller has not been convicted in a criminal proceeding in the last five years.

     Leonard Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Leonard Miller is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnership received 5,500,000 shares of Common Stock, which it exchanged for 5,500,000 shares of Class B Common Stock of LNR ("Class B Common Stock"), in a distribution of all the Common Stock of LNR (the "Spin-Off") by Lennar Corporation ("Lennar") pursuant to the Separation and Distribution Agreement dated June 10, 1997 between Lennar and LNR (the "Spin-Off Agreement").

ITEM 4.   PURPOSE OF TRANSACTION.

     The Partnership received the 5,500,000 Common Stock as a result of the Spin-Off. The Partnership did not make an individual investment decision with regard to the Spin-Off. The Partnership exchanged Common Stock for Class B Common Stock in order to give Leonard Miller voting control of LNR.

     The acquisition of the Shares of Class B Common Stock by the Partnership will not:

     a) result in the acquisition by any person of additional securities of LNR, or the disposition of securities of LNR.

     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNR or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of LNR or of any of its subsidiaries.

CUSIP NO.  501940209                    13D              PAGE 5 OF 8 PAGES




     d) result in any change in the present board of directors or management of LNR, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of LNR.

     f) result in any other material change in LNR's business or corporate structure.

     g) result in changes in LNR's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of LNR by any person.

     h) result in causing a class of securities of LNR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     i) result in a class of equity securities of LNR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j)   result in any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     a) The Partnership owns 5,500,000 shares of Class B Common Stock, which are convertible into 5,500,000 shares of Common Stock, which would be equal to 15.25% of the Common Stock.

     The Corporation has a 5% interest in the Partnership and as a result is deemed to have an indirect interest in 5% of the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. In addition, the Corporation is the sole general partner of MFA Limited Partnership ("MFA") and has a 5% interest in MFA. As a result, the Corporation is deemed to have an indirect 5% interest in 4,397,930 shares of Class B Common Stock, which are convertible into 4,397,930 shares of Common Stock, owned by MFA. Therefore, the Corporation has an indirect interest in 494,897 shares of Common Stock, which would be equal to 1.37% of the Common Stock.

     Leonard Miller, as the sole shareholder of the Corporation, has a 100% interest in the Corporation's 5% interest in the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock. Mr. Miller also has an indirect interest in the 4,397,930 shares of Common Stock issuable upon conversion of Class B Common Stock owned by MFA.

CUSIP NO.  501940209                    13D              PAGE 6 OF 8 PAGES




     LM GRAT, a grantor retained annuity trust, as a limited partner of the Partnership, has virtually the entire pecuniary interest in the shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership, other than that of the Corporation. During the term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time of the Trust's creation out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest in the Partnership as an asset of the Trust.

     As a result of his ownership of all the outstanding stock of the Corporation and his beneficial interest in the Trust, Mr. Miller is deemed to be the indirect beneficial owner of the 5,500,000 shares of Class B Common Stock owned by the Partnership and the 5,500,000 shares of Common Stock issuable on conversion of that Class B Common Stock. Mr. Miller also is deemed to be the indirect beneficial owner of the 4,397,930 shares of Class B Common Stock owned by MFA and the 4,397,930 shares of Common Stock issuable on conversion of that Class B Stock and may be deemed to be the beneficial owner of 30,000 shares of Class B Common Stock owned by Miller Foundation, Inc., of which Mr. Miller is the president, and the 30,000 shares of Common Stock issuable on conversion of that Class B Stock.

     b) The Partnership has the power to vote and dispose of the 5,500,000 shares of Class B Common Stock held by it.

     The Corporation, as general partner of the Partnership, has the power to vote the shares held by the Partnership and to cause the Partnership to dispose of those shares.

     Leonard Miller, as the sole shareholder and chief executive officer of the Corporation, which is the general partner of the Partnership and of MFA, has the sole power to direct the vote and disposition of the 5,500,000 shares of Class B Common Stock held by the Partnership and of the 4,397,930 shares of Class B Common Stock held by MFA.

     c) On June 10, 1997, Lennar entered into a Separation and Distribution Agreement with LNR providing for the spin-off of LNR through the distribution of all its Common Stock to holders of Lennar Common Stock and Lennar Class B Common Stock. On October 31, 1997, the Spin-Off was completed. Pursuant to the Spin-Off Agreement, all holders of Lennar Common Stock and Lennar Class B Common Stock on September 2, 1997 received one share of Common Stock for each share of Lennar Common Stock or Lennar Class B Common Stock they held at that date, with the option to exchange any shares of Common Stock for shares of Class B Common Stock. The Partnership received 5,500,000 shares Common Stock as a result of the Spin-Off, and elected to exchange for 5,500,000 shares of Class B Common Stock.

CUSIP NO.  501940209                    13D               PAGE 7 OF 8 PAGES




     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

     e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Trust is governed by a trust agreement among Leonard Miller, as settlor, and Mr. Miller's son, Stuart Miller, and daughter, Leslie M. Saiontz, as trustees. The trust agreement provides that during the three year term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time they were contributed to the Trust. The distribution is to be made out of the Trust's income, and to the extent the income is insufficient, out of the Trust's principal. Mr. Miller transferred to the Trust the principal limited partnership interest in the Partnership. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest. There are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the LNR securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

CUSIP NO.  501940209                    13D               PAGE 8 OF 8 PAGES




                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   NOVEMBER 10, 1997
                                       ----------------------------------------
                                                         (Date)


                                                  /S/ LEONARD MILLER
                                       ----------------------------------------
                                       Leonard  Miller, President of LMM Family
                                       Corp., signing as the general partner of
                                       LMM Family Partnership, L.P.